Black ink preferred. Print in CAPITAL letters inside the boxes.

  Form of Proxy — Annual and Special Meeting to be held on June 28, 2005

Notes to Proxy

1.
You have the right to appoint a proxyholder, who need not be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of authority or similar authority should specify the capacity in which they sign. You may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct. This proxy confers discretionary authority on the proxyholder to vote as they feel fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. If you do not direct your vote in respect of any matter, the proxyholders designated by Management in this form of proxy will vote FOR items 1, 2, 3, 4 and 5.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted, the securities will be voted accordingly.

7.
This form of proxy should be read with the accompanying Notice of Annual and Special Meeting and Management Proxy Circular.

To Vote By Mail

1.	Complete, sign and date the reverse hereof.
2.	Return this proxy in the envelope provided to	CIBC Mellon Trust Company Proxy Department Unit 6 - 200 Queen's Quay East Toronto, ON M5A 4K9
3.	Proxies submitted must be received by 5:00 pm, Toronto Time, on June 27, 2005.